Builder Advisor Group, LLC

Annual Audit Report

December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68801

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Builder Advisor Group, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__770 Tamalpais Drive, Suite 401B__
(No. and Street)

__Corte Madera__	__California__	__94925__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Anthony G. Avila__	__(415) 561-0600__	__tony@builderadvisorgroup.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ernst Wintter & Associates LLP__
(Name – if individual, state last, first, and middle name)

__675 Ygnacio Valley Road, Suite A200__	__Walnut Creek__	__California__	__94596__
(Address)	(City)	(State)	(Zip Code)

__February 24, 2009__	__3438__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Anthony G. Avila__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Builder Advisor Group, LLC__ , as of __December 31__, 2__021__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CARA IVY NEWMAN
Notary Public - California
San Francisco County
Commission # 2279258
My Comm. Expires Mar 1, 2023

Signature: _____

Title: _CEO_____

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California

County of _Marin_

On _March 23, 2022_ before me, _Cara Ivy Newman, Notary Public_
　　　　　Date　　　　　　　　　　　　　*Here Insert Name and Title of the Officer*

personally appeared _Anthony G. Avila_
　　　　　　　　　　　　　　Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



CARA IVY NEWMAN
Notary Public - California
San Francisco County
Commission # 2279258
My Comm. Expires Mar 1, 2023

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____
　　　　　　　　　Signature of Notary Public

Place Notary Seal and/or Stamp Above

──────────────── **OPTIONAL** ────────────────

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
☐ Corporate Officer – Title(s): _____
☐ Partner – ☐ Limited ☐ General
☐ Individual　　　☐ Attorney in Fact
☐ Trustee　　　　☐ Guardian or Conservator
☐ Other: _____
Signer is Representing: _____

Signer's Name: _____
☐ Corporate Officer – Title(s): _____
☐ Partner – ☐ Limited ☐ General
☐ Individual　　　☐ Attorney in Fact
☐ Trustee　　　　☐ Guardian or Conservator
☐ Other: _____
Signer is Representing: _____

Builder Advisor Group, LLC

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Member of
Builder Advisor Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Builder Advisor Group, LLC (the "Company") as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as Builder Advisor Group, LLC's auditor since 2013.
Walnut Creek, California
March 29, 2022

Builder Advisor Group, LLC

Statement of Financial Condition

December 31, 2021

Assets

Cash	$	4,684,456
Accounts receivable		126,000
Prepaid expenses		7,071
Total Assets	$	4,817,527

Liabilities and Member's Equity

Liabilities

Accounts payable	$	20,233
Due to affiliates		124,198
Total Liabilities		144,431
Member's Equity		4,673,096
Total Liabilities and Member's Equity	$	4,817,527

The accompanying notes are an integral part of these financial statements.

Builder Advisor Group, LLC

Statement of Income

For the Year Ended December 31, 2021

Revenue		
Investment banking	$	16,499,607
Reimbursed expenses		24,200
Interest income		5,704
Total Revenue		16,529,511
Expenses		
Professional fees		1,480,280
Reimbursable expenses		24,200
Dues and subscriptions		18,333
Other operating expenses		160,344
Total Expenses		1,683,157
Net Income	$	14,846,354

The accompanying notes are an integral part of these financial statements.

Builder Advisor Group, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2021

Member's equity as of January 1, 2021	$	1,091,742
Distributions		(11,265,000)
Net income		14,846,354
Member's Equity as of December 31, 2021	$	4,673,096

The accompanying notes are an integral part of these financial statements.

4

Builder Advisor Group, LLC

Statement of Cash Flows

For the Year Ended December 31, 2021

Cash Flows from Operating Activities		
Net income	$	14,846,354
Adjustments to reconcile net income		
to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable		(97,800)
Prepaid expenses		370
Increase (decrease) in:		
Accounts payable		18,767
Due to affiliates		82,559
Net Cash Provided by Operating Activities		14,850,250
Cash Flows from Financing Activities		
Distributions		(11,265,000)
Net Cash Used in Financing Activities		(11,265,000)
Net Increase in Cash		3,585,250
Cash at beginning of year		1,099,206
Cash at End of Year	$	4,684,456

The accompanying notes are an integral part of these financial statements.

Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2021

1. Organization

Builder Advisor Group, LLC (the "Company") was organized as a California limited liability company in October 2010. The Company is owned by its sole member, Efficient Builder Technology Corporation (the "Member"), and operates in San Francisco, California. Under this form of organization, the Member is not liable for the debts of the Company. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in March 2012. The Company engages in advisory services, private placements of securities, and securities underwriting for debt markets and initial public offerings.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents at December 31, 2021.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as bad debt expense on the Statement of Income. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2021.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. No assets or liabilities are required to be carried at fair value as of December 31, 2021. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2021

2. Significant Accounting Policies *(continued)*

Income Taxes
The Company, a limited liability company, is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2017. The Company does not believe it has any uncertain tax positions.

3. Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Investment Banking Fees
The Company generates revenue by providing advisory services to companies related to mergers and acquisitions, by acting as an agent in the private placement of securities, and by participating in securities underwriting for debt markets and initial public offerings.

Success fees in investment banking engagements are recognized at a point in time when a transaction is completed within the terms of the agreement. It is at this point in time that the client obtains the control and benefit of the capital markets service and the related performance obligation to successfully broker a specific transaction has been satisfied.

Retainer fees, valuation fees, and consulting fees in investment banking engagements are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided.

Revenue from securities underwriting is recognized on the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefits of the capital markets offering at this point.

Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2021

3. **Revenue from Contracts with Customers** *(continued)*

Disaggregation of Revenue
The following tables present the Company's revenue from contracts with customers by business activity for the period ended December 31, 2021:

Major business activity:	
Investment banking – success fees	$ 15,055,917
Investment banking – underwriting fees	1,113,190
Investment banking – retainer fees	330,500
Reimbursed expenses	24,200
Total	$ 16,523,807

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $28,200 and $126,000 as of January 1, 2021 and December 31, 2021, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. As of January 1, 2021 and December 31, 2021 there were no amounts of revenue deferred.

Costs to Obtain or Fulfill a Contract with a Customer
The Company incurs incremental costs to obtain and/or fulfill contracts associated with investment banking and advisory engagements. These expenses are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related expenses are expensed as incurred. For the year ended December 31, 2021, reimbursed expensed income was $24,200 and client reimbursable expenses were $24,200 on the Statement of Income.

4. **Related Party Transactions**

The Company has an expense sharing agreement with Avila Encore Management LLC ("AEM"), a company under common control. For a fee of $1,000 per month, AEM provides office space and pays most overhead expenses for the Company. For the year ended December 31, 2021 the Company incurred $12,000 of office service expense which is included in "Other operating expenses" on the Statement of Income. As of December 31, 2021, the Company owed $24,000 to AEM under this agreement and is included in due to affiliates on the Statement of Financial Condition.

Reimbursable expenses associated with investment banking engagements are incurred by AA Advisors LLC ("AAA"), a company under common control. The Company bills and collects these reimbursable expenses from its clients and remits payment to AAA upon receipt. As of December 31, 2021, the Company owed AAA $100,198 for such expenses and is included in due to affiliates on the Statement of Financial Condition.

Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2021

4. **Related Party Transactions** *(continued)*

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. **Risk Concentrations**

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2021, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

For the year ended December 31, 2021, 51% of investment banking revenue was earned from four clients. At December 31, 2021, 71% of accounts receivable was due from three clients.

6. **Net Capital Requirements**

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. Due to recent securities underwriting, the Company is filing an amendment to its continuing member application with FINRA and is expected to be required to maintain a minimum net capital equal to or greater than $100,000. At December 31, 2021, the Company's net capital was $4,540,025 which exceeded the requirement by $4,440,025.

7. **Risks and Uncertainties**

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

8. **Subsequent Events**

The Company has evaluated subsequent events through March 29, 2022, the date which the financial statements were issued.

Supporting Schedules

Pursuant to Rule 17a-5 of the Securities Exchange Act

Builder Advisor Group, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2021

Net Capital

Total member's equity	$	4,673,096
Less: Non-allowable assets		
Account Receivable		126,000
Prepaid expenses		7,071
Total non-allowable assets		133,071
Net Capital		4,540,025
Net minimum capital requirement of 6.67% of aggregate		
indebtedness of $144,431 or $100,000, whichever is greater		100,000
Excess Net Capital	$	4,440,025

Reconciliation with Company's Net Capital Computation
(Included in Part II of Amended Form X-17A-5 as of December 31, 2021)

Excess net capital, as reported in Company's		
Part II of Form X-17-A-5 as of December 31, 2021	$	4,530,396
Increase in net minimum capital requirement		(90,371)
Excess Net Capital per above computation	$	4,440,025

Builder Advisor Group, LLC
Schedule II

Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

For the Year Ended December 31, 2021

The Company engages in merger and acquisition advisory services, private placement of securities, and securities underwriting for debt markets and initial public offerings (but not as a sole manager, lead manager or book-running manager). The Company does not accept customer funds or securities and does not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the Company does not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.

Review Report of Independent Registered Public Accounting Firm

To the Member of
Builder Advisor Group, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Builder Advisor Group, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to: mergers and acquisitions advisory services, private placements of securities, and securities underwriting for debt markets and initial public offerings (but not as a sole member, lead manager or book-running manager). In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, and related SEC Staff Frequently Asked Questions.

Ernst Wintter + Associates LLP

Walnut Creek, California
March 29, 2022



SEA Rule 15c3-3 Exemption Report

March 22, 2022

Builder Advisor Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) merger and acquisition advisory services; (2) private placement of securities; (3) securities underwriting for debt markets and initial public offering (but not as sole manager or book-running manager), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Builder Advisor Group, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Anthony G. Avila
Chief Executive Officer